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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

Thomas White International Fund	September 30, 2008

Fund Facts

Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Third Quarter Commentary

For the quarter ending September 30, 2008, the portfolio declined 21.37% slightly outperforming the MSCI All Country ex US Index which declined by 21.91%. The fund has returned 6.03% and 14.57% for the trailing three and five years respectively.

The dramatic escalation of the global credit crisis in recent months forced governments and market regulators to take unprecedented measures to protect market integrity. Besides broadening liquidity support to financial firms, governments in the U.S. and Europe have tried to rescue troubled firms from failure by extending capital support and financial guarantees. Regulators have actively facilitated the transfer of businesses in financial distress to stronger firms to prevent further erosion in market confidence. However, these measures proved inadequate to prevent the credit market from freezing up.

The impact of the credit market freeze was felt across all regions during the quarter. All regional MSCI equity benchmarks declined sharply: Latin America (-32.59%), Emerging Markets Europe & Africa (EMEA) (-28.57%), Pacific ex Japan (-25.20%), Emerging Asia (-23.12%), Canada (-21.80%), UK (-20.97%), Continental Europe (-20.68%) and Japan (-17.65%). In local currency, the markets declined comparably to the S&P 500 return of -8.37% during the quarter. While the Japanese Yen was unchanged, the British Pound and the Euro both declined over 10% versus the dollar which further detracted from the portfolio performance during the quarter. The strength in the dollar reflects the flight to quality due to the financial turmoil in the global credit markets.

On an individual stock basis, the top performer was again Japan’s Toyo Suisan Kaisha (+10.6%). Hong Kong based utility company Cheung Kong Infrastructure (+8.3%), Philippine Long Distance Telephone (+6.9%) and China Life Insurance Co (+5.0%) were relatively strong performers for the quarter. The fund also benefited from the movement to banks with little exposure to sub-prime mortgages such as Canada’s Toronto-Dominion Bank (+2.8%) and the United Kingdom’s HSBC Holdings (+1.3%).

In keeping with the fund’s investment strategies, we continue to diversify the portfolio across sectors and regions. We reduced the fund’s energy and commodity exposure and increased the healthcare weight during the third quarter. We also positioned the fund’s financial holdings in companies our analysis shows will benefit from the recent support packages enacted by governments around the globe.

Energy and Materials stocks, which contributed strongly to performance in the second quarter were the leading declining stocks in the overall portfolio as the fear of a slowdown in consumer spending severely impacted commodity prices. Individual holdings affected included Anglo-Australian mining company Rio Tinto (-49.6%) Austrian oil and gas group OMV (-47.5%) and Russian gas producer OAO Gazprom
(-46.6%).

The turmoil in financial markets has made the global economic environment all the more challenging. While the developed economies have been dragged down by the continuing decline in asset prices, the swift correction in commodity prices will likely force a growth slowdown in many emerging economies. Domestic consumption growth may help large emerging economies like China and India to escape a hard-landing, but growth rates this year for both countries are likely to fall short of earlier forecasts. Overall, emerging economies may see growth rates moderate this year from the scorching pace of recent years while developed economies fight to stave off a recession.

In sharp contrast to the first half of this year, inflation has become less of a concern in most economies across the globe. The dramatic fall in global commodity prices and weakening demand growth have arrested the surge in consumer prices most economies were struggling to control until recently. With a more subdued outlook for global economic growth, inflationary pressures are likely to remain contained. This will offer some leeway to allow central banks to cut interest rates and support economic growth.

Under considerable strain now, the global economy may see significant restructuring of businesses and markets as well as enhanced regulatory oversight in the near term. Lower risk exposure through de-leveraging, improved internal controls and transparency, and strengthening of balance sheets should help firms weather the downturn and emerge stronger when the crisis subsides and the global economy recovers.

The third quarter saw one of the most tumultuous periods in market history, with volatility persisting at the start of the fourth quarter. Given these unprecedented conditions, we appreciate the confidence shown by our shareholders.

Note: For the eighth consecutive year, the Board of Trustees of the Fund has authorized a dividend distribution to shareholders in October. The dividend distribution will be on October 29, 2008 to shareholders of record as of October 28, 2008. We expect the fund will only distribute income and will not distribute either long or short-term capital gains.

Country/Asset Allocation

[Chart omitted]

Continental Europe	30.0%
Emerging Markets	19.5%
Japan	15.4%
United Kingdom	13.6%
Pacific xJapan	8.3%
North America	7.2%
Cash	5.9%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

Average Annual Returns1,2As of 09/30/08

[Chart omitted]

	3rdQtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Since InceptionJune 28, 1994
International Fund	-21.37%	-27.62%	-27.75%	6.03%	14.57%	8.06%	8.85%
MSCI All-Country World ex US	-21.91%	-29.85%	-30.31%	2.64%	11.34%	6.47%	5.38%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment wil fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Sector Allocation

Financials	24.5%
Materials	9.4%
Energy	9.5%
Consumer Discretionary	9.0%
Consumer Staples	7.9%
Industrials	6.0%
Telecom	6.4%
Utilities	6.4%
Technology	4.8%
Healthcare	10.2%
Cash	5.9%

Top Ten Holdings

Company	Country	Industry	Weight
HSBC Holdings Plc	United Kingdom	Banking	2.35%
Novartis AG	Switzerland	Health Care	1.99%
British American Tobacco	United Kingdom	Consumer Staple	1.86%
Cheung Kong Infrastructure	Hong Kong	Utilities	1.74%
BNP Paribas	France	Banking	1.69%
Bayer AG	Germany	Health Care	1.61%
Asahi Breweries Ltd	Japan	Consumer Staple	1.56%
Repsol YPF	Spain	Energy	1.46%
Sumitomo Mitsui Finl	Japan	Banking	1.46%
Banco Santander SA	Spain	Banking	1.44%
Top 10 Holdings Weight:			17.16%
Total Number of Holdings: 131

Yearly Performace1,2

Year	TWWDX	MSCI All-Country x US
2008 Q3	-21.37%	-21.91%
2008 YTD	-27.62%	-29.85%
2007	17.94%	16.66%
2006	31.80%	26.65%
2005	25.54%	16.62%
2004	20.44%	20.91%
2003	36.26%	40.83%
2002	-11.35%	-14.95%

Market Cap Exposure

Large Cap (over $15 billion)	56.95%
Mid Cap ($1.75-$15 billion)	40.30%
Small Cap (under $1.75 billion)	2.75%
Weighted Mean:	$43.69B
Weighted Median:	$20.99B

Distributed By
Thomas White Funds Family	Fees & Expenses[3]
440 South LaSalle Street, Suite 3900	Advisory Fee	1.00%
Chicago, IL 60605	Other Expenses	0.42%
1-800-811-0535	Net Expenses	1.42%
www.thomaswhitefunds.com
email: info@thomaswhite.com

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The Advisor has agreed to reimburse the International Fund to the extent that the Fund’s total operating expenses exceed 1.50% of the Fund’s average daily net assets during the current fiscal year.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.

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THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

Thomas White American Opportunities Fund	September 30, 2008

Fund Facts

Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmark:	Russell Midcap Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan	$2,500
	Retirement Plan	$1,000
Redemption Fee:	2% within first 60 calendar days

Third Quarter Commentary

For the quarter ending September 30, 2008, the fund declined 9.87%, outperforming the Russell Midcap Index (-12.91%), by over 300 basis points. The fund has returned -15.88% versus -22.35% for the Index over the trailing 12 months.

The dramatic escalation of the global credit crisis in recent months forced governments and market regulators to take unprecedented measures to protect market integrity. Besides broadening liquidity support to financial firms, governments in the U.S. and Europe have tried to rescue troubled firms from failure by extending capital support and financial guarantees. Regulators have actively facilitated the transfer of businesses in financial distress to stronger firms to prevent further erosion in market confidence. However, these measures proved inadequate to prevent the credit market from freezing up.

The Troubled Asset Relief Program (TARP), recently approved by the U.S. Congress, aims to unfreeze the credit market by buying the bad assets held by financial firms which are at the root of the current crisis. In one of the biggest ever government interventions in financial markets, the U.S. Treasury is authorized to buy up to $700 billion worth of assets in stages. This is expected to create a market for these illiquid assets and a price bottom, which will prevent further asset write downs by banks and erosion of their capital base. Once the risk of further asset write downs diminishes, banks may be more willing to extend credit. The infusion of funds in return for troubled assets will also provide banks with more resources to lend, which is critical to prevent economic conditions from worsening.

TARP will also seek to prevent foreclosures by modifying the terms of mortgages purchased under the program. This may protect the value of derivative securities based on those mortgages and provide some relief to the housing market by preventing the number of homes for resale from increasing. Most notably, TARP is a concerted effort to stem the severe erosion in market confidence and to prevent systemic failures. If successful, the plan will ease the pain from the financial crisis for the broader economy and may enable a speedier recovery.

Top performing sectors for the quarter included Financial (+11.1%), Banking (+9.5%) and Healthcare (+4.5%). All of the top 5 performing stocks came from these sectors: HCP (+26.2%), Bio Rad Labs (+22.5%) Weingarten Realty (+17.6%), Commerce Bancshares (+17.0%) and BRE Properties (+13.2%). This performance is reflective of our efforts to position the fund’s financial holdings in companies our analysis shows will benefit from the recent support packages enacted by governments around the globe as well as those with little exposure to the sub-prime mortgage crisis.

The Metals (-56.1%), Energy (-31.6%) and Chemical (-31.0%) sectors, which contributed strongly to performance in the second quarter, led decliners in the overall portfolio as the fear of a slowdown in consumer spending severely impacted commodity prices. Despite reporting strong earnings in the third quarter, short term uncertainty for demand led to declines, including US Steel (-58.0%), Reliance Steel & Aluminum (-50.7%) and Noble Energy (-44.7%).

The turmoil in global financial markets has made the economic environment all the more challenging. While the developed economies have been dragged down by the continuing decline in asset prices, the swift correction in commodity prices will likely force a growth slowdown in many emerging economies. Domestic consumption growth may help large emerging economies like China and India to escape a hard-landing, but growth rates this year for both countries are likely to fall short of earlier forecasts. Overall, emerging economies may see growth rates moderate this year from the scorching pace of recent years while developed economies fight to stave off a recession. This will negatively impact U.S. exports in the coming quarters.

In sharp contrast to the first half of this year, inflation has become less of a concern in most economies across the globe. The dramatic fall in global commodity prices and weakening demand growth have arrested the surge in consumer prices most economies were struggling to control until recently. With a more subdued outlook for global economic growth, inflationary pressures are likely to remain contained. This will offer some leeway to allow central banks to cut interest rates and support economic growth.

Under considerable strain now, the global economy may see significant restructuring of businesses and markets as well as enhanced regulatory oversight in the near term. Lower risk exposure through de-leveraging, improved internal controls and transparency, and strengthening of balance sheets should help firms weather the downturn and emerge stronger when the crisis subsides and the global economy recovers.

The third quarter saw one of the most tumultuous periods in market history, with volatility persisting at the start of the fourth quarter. Given these unprecedented conditions, we appreciate the confidence shown by our shareholders.

Note: For the eighth consecutive year, the Board of Trustees of the Fund has authorized a dividend distribution to shareholders in October. The dividend distribution will be on October 29, 2008 to shareholders of record as of October 28, 2008. We expect the fund will only distribute income and will not distribute either long or short-term capital gains.

Portfolio Weightings

[Chart omitted]

Consumer Discretionary	16.9%
Industrials	11.5%
Financials	20.4%
Healthcare	8.4%
Materials	6.6%
Utilities	8.1%
Energy	7.3%
Technology	10.2%
Cash	5.8%
Consumer Staples	4.7%

[GRAPHIC OMITTED]

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

The Funds’ President and Portfolio Manager

Mr. White is the founder and Chairman of Thomas White International, Ltd., and the President and Portfolio Manager of the Thomas White Funds. Tom’s interests have always been global. As a boy he grew up around the world, living and traveling throughout Europe, North America and the Far East before graduating from Duke University with an Economics degree in 1965. His forty years in the investment management industry have been focused on research-driven, global investing. He has been a speaker on this subject at meetings of the CFA Institute and Securities Industry Association.

Tom left Morgan Stanley in June of 1992 to form Thomas White International, Ltd. Previously, he had been the Managing Director and Chief Investment Officer of The Chicago Group of Morgan Stanley Asset Management. Tom founded that organization in 1979 and developed its characteristic valuation-oriented style that he brought with him to Thomas White.

Average Annual Returns1,2

(As of 09/30/08)

[Chart omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	Since Inception March 4, 1999
American Opportunities Fund	-9.87%	-13.96%	-15.88%	0.76%	8.06%	7.32%
Russell Midcap	-12.91%	-19.50%	-22.35%	0.09%	8.62%	7.25%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Risk Information4

[graph omitted]

	Risk: 5-year standard deviation	Reward: 5-year annualized return (%)
American Opportunities Fund	11.28%	8.06%
Russell Midcap	13.18%	8.62%
Russell Midcap Value	12.38%	9.98%
S&P 500	10.72%	5.17%

Top Ten Holdings

Company	Industry	Weight
HCP Inc	Financial Diversified	2.64%
Wisconsin Energy	Utilities	2.36%
CSX Corp	Transportation	2.35%
Nike Inc Cl B	Consumer Retail	2.34%
Covance	Health Care	2.21%
CAC I International Inc	Technology	2.09%
Assurant Inc	Insurance	1.86%
Bio-Rad Laboratories	Health Care	1.84%
Cameron International	Energy	1.83%
Reynolds American Inc	Consumer Staple	1.81%
Top 10 Holdings Weight:		21.33%
Total Number of Holdings: 77

Yearly Performace1,2

Year	TWAOX	Russell Midcap Index
2008 Q3	-9.87%	-12.91%
2008 YTD	-13.96%	-19.50%
2007	5.04%	5.60%
2006	10.49%	15.26%
2005	8.76%	12.65%
2004	20.11%	20.22%
2003	34.55%	40.05%
2002	-9.89%	-16.19%

Market Cap Exposure

Large Cap (over $15 billion)	16.17%
Mid Cap ($1.75-$15 billion)	81.61%
Small Cap (under $1.75 billion)	2.25%
Weighted Mean:	$8.78B
Weighted Median:	$5.45B

Distributed By

Thomas White Funds Family 440 South LaSalle Street, Suite 3900 Chicago, IL 60605 1-800-811-0535 www.thomaswhitefunds.com email: info@thomaswhite.com	Fees & Expenses[3]
	Advisory Fee	1.00%
	Other Expenses	0.55%
	Less reimbursement	(0.20%)
	Net Expenses	1.35%

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. It is not possible to invest directly in an index. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund’s total operating expenses exceed 1.35% of the Fund’s average daily net assets during the current fiscal year.

4. The above graph displays the American Opportunities Fund’s risk/reward profile, when based against the Russell Midcap Index. The Fund falls into a quadrant that represents a return pattern that has potentially lower risk and lower return than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

To Contact the Thomas White Funds, please call, 1-800-811-0535 or 312-663-8300. Or email us at info@thomaswhite.com.